UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 15, 2005 (September 15, 2005)
UICI
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-14953 (Commission File Number)	75-2044750 (IRS Employer Identification No.)
9151 Grapevine Highway, North Richland Hills, Texas 76180
(Address of principal executive offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (817) 255-5200
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
     Effective September 7, 2005, the UICI Board of Directors elected William J. Gedwed, UICI’s current President and Chief Executive Officer and a director, to serve as Chairman of the Board, filling the vacancy left by the death of Ronald L. Jensen.
Item 8.01 Other Events.
     On September 15, 2005, UICI issued a press release announcing that its Board of Directors has unanimously approved an agreement by which a group of private equity firms led by The Blackstone Group would acquire UICI. A copy of the press release is being filed as Exhibit 99.1 hereto and is incorporated herein by reference.
Item 9.01 Financial Statements and Exhibits.
     (c) Exhibits.
          The following exhibit is filed with this report:

Exhibit No.	Exhibit Description
99.1	Press Release, dated as of September 15, 2005

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UICI
/s/ Mark Hauptman
Mark D. Hauptman
Vice President and Chief Financial Officer

     Date: September 15, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Press Release, dated as of September 15, 2005